Mail Stop 4561

December 20, 2007

Mr. Alan D. Gold
Chairman of the Board, President,
And Chief Executive Officer
BioMed Realty Trust, Inc.
17140 Bernardo Center Drive, Suite 222
San Diego, CA 92128

> **Re:** **BioMed Realty Trust, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007, and**
> **September 30, 2007**
> **File No. 1-32261**

Dear Mr. Gold:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief